October 10, 2012

Kevin Woody

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re: Impac Mortgage Holdings, Inc.

Form 10-K for fiscal year ended December 31, 2011

Filed March 21, 2012

File No. 1-14100

Dear Mr. Woody:

On behalf of Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), and in furtherance to the telephonic meetings on September 27, 2012 and October 3, 2012 between Mark Rakip, Staff at the United States Securities and Exchange Commission (“SEC” or “Staff”), and Todd Taylor, Chief Financial Officer of the Company, we hereby transmit to you the following responses to the Staff’s comment letter, dated September 27, 2012, in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”). The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the SEC, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Status of Operations, page 28

Long-Term Mortgage Portfolio, page 30

1.              Comment: Please expand your disclosure to discuss trends related to your overcollateralization levels.

Response:  Pursuant to telephonic meetings between Mr. Rakip and Mr. Taylor, the Company has been asked in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) to further explain when the Company does or does not receive excess interest from the net trust assets in the long term mortgage portfolio disclosure. The disclosure (on page 31) in the Company’s 2011 Form 10-K explains that the Company receives cash flows from its residual interests in securitization (net trust assets) from the trusts when monthly excess interest is available for distribution to the residual interest holder (the Company) as opposed to when it is not available for distribution because of a required increase in over-collateralization (“OC”).

Furthermore, each trust has its own “triggers”, pursuant to the securitization agreements, requiring the OC balance to increase or be released (distributed to the residual holder). The calculation is complex and primarily includes items such as the collateral balance, delinquency, realized losses and age of the respective securitization trusts. As these components change, the Company may or may not receive residual cash flows from a particular trust. However, the actual amount of the OC for each trust is not necessarily an indication of whether the Company receives residual cash flows or not. For instance, the trusts from the 2006 and 2007 vintages currently have collective OC balances of $59.1 million as of the September 25, 2012 statement to certificate holders. However, as a result of the cross-default provision between the single and multi-family securitization pools, and the significant realized losses from the single family residential collateral, the Company has rarely received residual cash flow from these trusts.

Because the Company has elected the “fair value” option in accounting for the components of its securitized trusts (as qualified financial instruments), the balance of the net trust assets on the balance sheet is equal to the sum of the net present value of the estimated net residual cash flows from each trust.  The estimated net residual cash flows include (i) excess interest, (ii) changes in the OC balance and (iii) the distribution, if any, of the remaining OC balance after all collateral has been liquidated and senior bondholders have been repaid. The Company appreciates the SEC’s question in the matter as it is clearly complex to readers, and believes a disclosure of the changes in net trust assets as compared to securitized mortgage collateral and real estate owned (“REO”) (combined, “Total Trust Assets” on the table displaying the Company’s trust assets and trust liabilities) would be meaningful for the reader in evaluating uncertainty surrounding the Company’s receipt of future residual cash flows. Therefore, to enhance its disclosure, the Company proposes to add the following table in its MD&A:

	At December 31, 2011
(in thousands)	2011	2010
Net trust assets	$26,506	$26,407
Total trust assets	5,506,193	6,105,068

Net trust assets as a percentage of total trust assets	0.481%	0.433%

The Company intends to discuss in MD&A, as appropriate, any significant fluctuation of net trust assets to total assets.

The above table and corresponding discussion, if any, will be presented following the tables that present the estimated fair value of the Company’s residual interests and the estimated future credit losses and investor yield requirements for trust assets.

In its Form 10-Q for the period ended September 30, 2012, the Company proposes to present the following table, which presents the net trust assets and trust liabilities as a percentage of total trust assets:

(in thousands)	9/30/2012		12/31/2011
Net trust assets	$ XX,XXX		$26,506
Total trust assets	X,XXX,XXX		5,506,193

Net trust assets as a percentage of total trust assets	0.XX	%	0.481%

Any decrease in percentage of net trusts assets to total trust assets in the table above would indicate that the estimated fair value of the net trusts assets is declining at a faster rate than the total trust assets, which the Company would address any such fluctuation, as appropriate, in the MD&A in the Form 10-Q for the period ended September 30, 2012.

2.              Comment: Please tell us and disclose the amount of interest shortfall incurred, if any, for all periods presented. Further, if you have had to cover such interest shortfalls for any period, please tell us and disclose the net amount of servicing fees earned for mortgages included in your securitizations.

Response: As described above in the response to Comment 1, the Company receives cash flows from its residual interests in certain circumstances when there is excess interest and the required balance of OC is met. If the excess interest does not exceed the required balance of OC in any one month, the Company does not receive cash flows from that respective trust. In addition, as described and disclosed in its previous Form 10-K and Form 10-Q filings, these trusts are nonrecourse to the Company (as the trusts are all bankruptcy remote trusts), and therefore the Company has no obligation to fund any deficiency in either excess interest (i.e. interest shortfall) or OC balance.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3.—Securitized Mortgage Collateral, page F-33

3.              Comment: We note that you had troubled debt restructurings during 2011 and 2010. Please tell us how your disclosures complied with ASC 310-10-50-33 and 34.

Response: As indicated in ASC 310-10-50-32, the disclosure described in ASC 310-10-50-33 and 34 are not required for financing receivables measured at fair value with changes in fair value reported in earnings (ASC 310-10-50-7B).  The Company has elected the fair value option for accounting for its securitized mortgage collateral.

4.              Comment: Please reconcile your disclosure indicating that for certain collateralized securitizations, you may be required to advance funds or cause loan servicers to advance funds to cover principal and interest payments not received from borrowers with your disclosures that securitized assets are non-recourse to you.

Response: The Company is both the master servicer and residual interest holder on many of the trusts in its long term mortgage portfolio. As the master servicer, the Company, in accordance with certain pooling and servicing agreements (“PSA”), may be required to advance principal, interest and escrow balances to the trustee when the payments are not collected from the borrower or the third party servicer. The Company retains first priority to recover these advances as funds become available from the borrower or from the liquidation of the collateral. In cases where there is a deficiency in the collateral liquidation compared with the Company’s outstanding advance, the Company can recover such deficiency from the respective trust. To date, the Company has never experienced a loss as part of its advance requirements.

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5017 or by email at katherine.blair@klgates.com.

Sincerely,

/s/ Katherine J. Blair

Katherine J. Blair

cc: Todd R. Taylor, Impac Mortgage Holdings, Inc., Chief Financial Officer